Section 16(a) Beneficial Ownership Reporting Compliance
Bank of America Corporation filed a Statement of Changes in
 Beneficial Ownership on Form 4
on March 18, 2011, after the required time period, reporting seven transactions that occurred during the fiscal year ended October 31, 2010. In addition, Neuberger Berman Group LLC filed an Initial Statement of Beneficial Ownership of Securities on
 Form 3 after the required time
period. The filing did not relate to any transactions in Fund shares.